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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            ------------------------

                            ESSEX INTERNATIONAL INC.
                           (NAME OF SUBJECT COMPANY)
                             SUT ACQUISITION CORP.

                             SUPERIOR TELECOM INC.
                                   (BIDDERS)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                  297025 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                                STEVEN S. ELBAUM
                             SUT ACQUISITION CORP.
                             SUPERIOR TELECOM INC.
                                 1790 BROADWAY
                         NEW YORK, NEW YORK 10019-1412
                                 (212) 757-3333
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

                         ------------------------------

                                    COPY TO

                              RONALD R. PAPA, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

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    This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the
"Statement") relates to the offer by SUT Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Superior TeleCom Inc., a corporation organized and existing under the laws of the State of Delaware ("Parent"), to purchase up to
22,562,135 shares of common stock, par value $0.01 per share (the "Shares"), of
Essex International Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $32.00 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's
Offer to Purchase, dated October 28, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(b)-(c) is hereby amended and supplemented by adding thereto the following:

    On November 13, 1998, the 15-day waiting period under the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, as amended, expired without the Federal
Trade Commission or the Department of Justice issuing a second request for information. A copy of the press release, dated November 16, 1998, issued by Parent disclosing this information is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

    Item 10(f) is hereby amended as follows:

    Reference to "the Company" in the following sentence on page 12 in Section 7
("Certain Information Concerning the Company") of the Offer to Purchase is hereby deleted:

    "None of Parent, Purchaser, the Company nor any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections."

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended by adding the following exhibit:

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
(a)(9)     Press release issued by Parent on November 16, 1998

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SUT ACQUISITION CORP.

                                By:             /s/ STEVEN S. ELBAUM
                                     -----------------------------------------
                                     Name: Steven S. Elbaum
                                     Title:  Chairman of the Board, President
                                           and Chief Executive Officer

                                SUPERIOR TELECOM INC.

                                By:             /s/ STEVEN S. ELBAUM
                                     -----------------------------------------
                                     Name: Steven S. Elbaum
                                     Title:  Chairman of the Board, President
                                           and Chief Executive Officer

November 16, 1998
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                                 EXHIBIT INDEX

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
EXHIBIT NO.
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

(a)(9)       Press release issued by Parent on November 16, 1998
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